UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated 22 April 2020
Commission File Number: 001-31318
GOLD FIELDS LIMITED
(Translation of registrant’s name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.
Form 20-F
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): _____

Gold Fields Limited
Reg. No. 1968/004880/06)
(Incorporated in the Republic of South Africa)
(“Gold Fields” or “the Company”)
Share Code: GFI
ISIN Code: ZAE000018123
DEALING IN SECURITIES BY DIRECTORS OF MAJOR SUBSIDIARIES
In compliance with paragraphs 3.63 - 3.74 of the Listings Requirements of JSE Limited, shareholders are advised that Mr SJ Mathews, a director of major subsidiaries of Gold Fields Limited entered into the following share dealing transactions:

Director
Position
:
:
Stuart James Mathews
Director, Gold Fields Australasia
PTY Limited
Date of transaction : 17 April 2020
Nature of transactions : On-market purchase on the New
York Stock Exchange
Class of security

Number of ADRs purchased
Price per ADR
Total value of transaction
Nature of interest
:

:
:
:
:
American Depositary Receipts (ADR)

13,900
$6.5089
$90,473.71
Direct beneficial
Clearance obtained : Yes
Director
Position
:
:
Stuart James Mathews
Director, Gold Fields Australasia
PTY Limited
Date of transaction : 21 April 2020
Nature of transactions : On-market sale on the New York
Stock Exchange
Class of security

Number of ADRs sold
Price per ADR
Total value of transaction
Nature of interest
:

:
:
:
:
American Depositary Receipts (ADR)

13,900
$6.350
$88,265
Direct beneficial
Clearance obtained : Yes
Sponsor: J.P. Morgan Equities South Africa (Proprietary) Limited
22 April 2020

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GOLD FIELDS LIMITED

Dated:   22 April 2020
By:
/s/ Nicholas J. Holland
Name:
Nicholas J. Holland
Title:
Chief Executive Officer